Exhibit (a)(1)(G)

Email to Eligible Optionees Announcing Extension of Expiration Date

You have received from the company an Offer to Amend or Replace Eligible Options, dated November 7, 2007.  The Offer and withdrawal rights, as stated in the documents, are scheduled to expire at 5:00 p.m., Eastern Time (4:00 p.m. Central Time) on December 6, 2007, unless the offer is extended.  The company is amending its offer to extend the expiration time to midnight, the evening of December 6, 2007.   The Offer is not being modified in any other manner.

THE OFFER TO AMEND OR REPLACE ELIGIBLE OPTIONS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME (11:00 P.M. CENTRAL TIME) IN THE EVENING OF DECEMBER 6, 2007.